EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

("the Company")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report – Update of the Group's Forecast for 2016

Further to the Group's forecast for 2016 which was published in the reports for 2015, based on information currently known to the Group, the Group's free cash flow for 2016 is expected to be NIS 2.2 billion.

There is no change in the Company's assessments with respect to the other parameters of the forecast as published (net income and EBITDA) net of provisions for early retirement and the effect of collective agreements that were signed for a total of NIS 140 million (including a provision in the amount of NIS 78 million made by the Company as detailed in the update to section 2.9.3 in the chapter Description of the Corporation's Business in the reports for September 2016). In addition, if the reduction in corporate tax is approved before December 31, 2016, the Company's tax asset can be expected to be reduced in the reports for 2016, and accordingly there will also be a reduction in the net income for the shareholders. See in this regard Note 5 to the financial statements in the reports for September 2016.

The Company's forecasts as set out in this immediate report are forward-looking information, as defined in the Securities Law, 5728-1968. The forecasts are based on assessments, assumptions and expectations of the Company and, among other things, do not take into account additional effects, should they occur, of any provision for early retirement of employees and/or signing of collective agreements beyond what is stated above. The forecasts are based, inter alia, on the Group's assessments regarding the structure of competition in the communications market, regulation in the industry, the general economic situation, and the Group's consequent ability to implement its plans for 2016. Actual results may differ from these assessments, due to possible changes in the factors described above or in business conditions, as well as the effects of regulatory decisions, technological changes, developments in the structure of the communications market and so forth, or should one or more of the risk factors detailed in sections 2.20, 3.20, 4.17 and 5.21 in the chapter Description of the Corporation's Business in the reports for 2015 materialize.